Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 23, 2017

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Ziegler Floating Rate Fund S000053146 (the “Fund”)

Dear Ms. Bentzinger:

This correspondence is being filed in response to your oral comments and suggestions of August 7, 2017 to the Trust’s preliminary proxy statement filing on Schedule 14A filed on July 31, 2017, on behalf of the Trust and the Fund in preparation for a special shareholder meeting scheduled for Friday, September 29, 2017, for shareholders to consider and approve a new sub-advisory agreement between Ziegler Capital Management, LLC, the investment adviser to the Fund, and Valcour Capital Management LLC, the sub-adviser to the Fund.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1)	Questions and Answers section, Question: How do I vote my shares, please clarify the language regarding the effects of a failure to vote.

The relevant paragraph in the Q&A has been revised to read as follows:

Abstentions and broker non-votes, if any, will be counted as votes present for purposes of determining whether ~~a~~ the quorum requirement is met ~~present~~. With regard to approving the Proposed Sub-Advisory Agreement, ~~the failure to vote, other than by broker non-votes or abstentions, assuming more than 50% of the applicable Fund’s outstanding shares are present, has no effect if (1) from the answer above is applicable and has the same effect as a vote against the Proposed Sub-Advisory Agreement; or if (2) from the answer above is applicable~~. ~~Therefore,~~  the failure to vote your proxy, abstentions and broker non‑votes have the same effect as a vote AGAINST the Proposed Sub-Advisory Agreement ~~regardless of whether (1) or (2) above is applicable~~.

2)	Please clearly mark the Proxy Statement as “Preliminary” per Rule 14a-6(a).

The Trust will clearly mark as “Preliminary” any future filings under Rule 14a-6(a).

3)	The proposed sub-advisory agreement may be referred to as an exhibit; however, it may not be referred to as “qualified in its entirety by reference.”

The Trust will revise the referenced sentence as follows:

In addition to the description below, ~~Y~~  you should refer to and review the Proposed Sub-Advisory Agreement at Exhibit A~~, and the description set forth in this Proxy Statement of the Proposed Sub-Advisory Agreement is qualified in its entirety by reference to Exhibit A~~.

4)
As required by Schedule 14a, Item 22(c)(3), state the names and addresses of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent to ensure the chain of ownership is clear and the requirement is satisfied.

The Trust responds that it will revise the ownership table as follows:

Name of Owner	% of Voting Securities Held prior to July 31, 2017	% of Voting Securities Held as of July 31, 2017
Pretium Partners LLC 40 West 57th Street, 15th Floor New York, NY 10019	0%	100%
Donald Mullen c/o Lance Harris, Esq., 1211 Avenue of the Americas, 40th Floor, New York, NY 10036-8718	0%	72.2%
OFPI US Corp. 25a, boulevard Grande-Duchesse Charlotte L-1331 Luxembourg, Grand Duchy of Luxembourg	0%	27.8%
Valcour Capital Holdings LLC One Canterbury Green, 8th Floor Stamford, CT 06901	100%	0%
George Marshman Valcour Capital Management LLC 201 Broad St Stamford, CT 06901	36.25%	0%
Joseph Schlim Valcour Capital Management LLC 201 Broad St Stamford, CT 06901	36.25%	0%

5)	Regarding the recommendation of the Board of Trustees, please disclose factors that may negatively impact the Fund that were considered by the Board of Trustees.

The Trust responds that the Board of Trustees did not conclude that there were any factors that may negatively impact the Fund.

6)
Regarding Section 15(f), the document states that the adviser has undertaken to maintain the Fund’s current expense cap for a two year period.  Please disclose if the two year period starts over at the new agreement date or if the two year period is a continuation from the commencement of operations on April 1, 2016.

The Trust responds that the two-year period starts over at the new agreement date, and the disclosure has been revised to state that the expense caps have been extended to remain in place through January 2020.

7)
Under Section 15(f), there is a required condition that an “unfair burden” must not be imposed upon the Fund as a result of the transaction. Please make clear in the Section 15(f) discussion that there will not be any other “unfair burden” upon the Fund as the discussion currently only discusses expense caps.

The Trust responds that it will clarify that the Board will ensure that there will not be any other unfair burden imposed on the Fund or its shareholders as a result of this transaction.

8)	Voting information section currently states shares outstanding and entitled to vote at the Fund level; please disclose by shares outstanding and entitled to vote share class.

The Trust has revised the language as follows:

As of the Record Date, the Fund had 10,168.204 Class A shares, 19,684.734 Class C shares, and 1,739,878.205 Institutional shares outstanding and entitled to vote.  Along with the approval of the Board, including a majority of the Trustees who are not interested persons of the Trust or any affiliate of the Fund within the meaning of the 1940 Act, the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund is required for the Proposed Sub-Advisory Agreement to become effective. “Majority of the outstanding voting securities” as defined in the 1940 Act means the lesser of (i) 67% of the voting securities present at the Meeting if more than 50% of the outstanding voting securities are present, or (ii) more than 50% of the outstanding voting securities. This means that the affirmative vote of the outstanding shares of the Fund voting together, and not by separate share class, at the Special Meeting is required.

9)	In the Voting Proxies section, instructions to revoke a proxy is duplicated. Please reconcile.

The Trust responds by removing the following sentence:

~~Shareholders who execute proxies may revoke the proxies at any time before they are voted, either by writing to the Secretary of the Trust at the Fund’s address noted above, delivering a duly executed proxy bearing a later date, or in person at the time of the Meeting.~~

10)
In the Quorum Required section, clarify how abstentions and broker non-votes will be counted for the proposal and reconcile this section with the Questions and Answers section that states abstentions are a vote against the proposal.

The Trust has revised the language as follows:

Abstentions and broker non-votes will not, however, be counted as voting on any matter at the Meeting when the voting requirement is based on achieving a percentage of the “voting securities present.”  ~~If any proposal requires the affirmative vote of the Fund’s outstanding shares for approval,~~  Thus, a broker non-vote or abstention will have the effect of a vote against the~~proposal~~ Proposal and any other proposal that requires the affirmative vote of the Fund’s outstanding shares for approval.

11)
In the Portfolio Transaction section, there is a reference to “Policy with Respect to Allocation of Brokerage to Compensate for Distribution of Fund Shares.” Please clarify what this policy references.

The Trust has removed the referenced policy in its entirety, because information about 12b-1(h) practices and policies is not required, and there is no affiliated broker so information about affiliated brokerage is not required.

12)
In the Householding section, as required by Rule 14a, Item 23(c), provide instructions on how a shareholder can request separate copies of the proxy statement or other shareholder reports in the future.

The Trust responds by revising the following sentence:

If you would like to receive a separate copy of the Proxy Statement or shareholder reports, please call [     ] or write to Ziegler Floating Rate Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701.

13)
In the Proxy Card, as required by Rule 14a, Item 4(b), please bold the statements “Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on September 29, 2017.  The proxy statement for this meeting is available at: [     ]” and “When properly executed, this proxy will be voted as indicated or “FOR” the proposal if no choice is indicated.”

The Trust responds that it will bold type the identified statements in the final Proxy Card.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (626) 914-7220.

Very truly yours,

/s/ Eric W. Pinciss
Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios